August 17, 2010
Mr. William Friar
Senior Financial Analyst
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Farmers & Merchants Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2010 Filed February 26, 2010 File No. 0-14492
Dear Mr. Friar:
We are presenting our responses to the comments received in your letter dated July 14, 2010. Our responses follow your comments, which we have reproduced in bold print. In connection with this response, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings,

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended December 31, 2009
Business, page 3
General
1.	In future filings, please give a brief description of the economic conditions in the area in which you do business. For example, describe the nature of employment in the area, give population figures, and describe any material changes in these factors. Note, if available, the percentage of the loan portfolio made to the farming industry and related economic activity, and include any dependence on other types of commerce, discussing significant changes in this commerce and any other information material to your operations regarding local conditions.
The Company will expand its discussion of the local economy in “2010 in Review” under the MD&A section of the 10-K and 10-Q to include more information on the state of the economy in our markets. Population figures may be included once the new census numbers are available along with other possible trends the information may provide that directly relates to our customers. The following paragraph was included in the Quarterly Report on Form 10-Q for the period ended June 30, 2010 (the “June 10-Q”) and a similar disclosure will be included as an amendment to the Company’s 10-K for the period ended December 31, 2009 (the “2009 10-K”):

The Bank’s local service area has experienced a very slight improvement in employment rates in mid year 2010 from year end 2009. The improvement is not considered significant at this time. The majority of the Bank’s commercial borrowers have experienced slight improvement, although a few still lag. For example, the bio-diesel industry will be pressured, as Congressional support for this industry is still pending approval. As the economic recovery remains fragile and consumer confidence remains at lower levels, consumer sensitive industries such as the hotel/motel industry and the retail sector may experience pressures as well.
Agriculture is extremely important to the region. The Spring season was wet and planting had its challenges this year and summer has been hot and dry. The outlook for our grain farmers is for an average crop yield. We believe the breakout of agricultural and agricultural real estate in our loan tables and charts shows our commitment to this industry and the percentage of our business focused there. We are not, however, able to segregate this information on the deposit side of the balance sheet. The following paragraphs were included in the “Introduction” section under the MD&A of the June 10-Q to state the Bank’s business scope and a similar disclosure will be included as an amendment to the Company’s 2009 10-K.
The Farmers & Merchants State Bank engages in general commercial banking and savings business. Their activities include commercial, agricultural and residential mortgage, consumer and credit card lending activities. Because the Bank’s offices are located in Northwest Ohio and Northeast Indiana, a substantial amount of the loan portfolio is comprised of loans made to customers in the farming industry for such things as farm land, farm equipment, livestock and general operation loans for seed, fertilizer, and feed. Other types of lending activities include loans for home improvements, and loans for such items as autos, trucks, recreational vehicles, motorcycles, etc.
The Bank also provides checking account services, as well as savings and time deposit services such as certificates of deposits. In addition ATM’s (automated teller machines) are provided at most branch locations along with other independent locations such as major employers and hospitals in the market area. The Bank has custodial services for IRA’s (Individual Retirement Accounts) and HSA’s (Health Savings Accounts).
Additional tables related to loan composition as compared to the ALLL are presented in the response to comment #13. The table presented in response to comment #13 which was included in the June 10-Q shows the breakout of category of loans to total loans. Agricultural and Agricultural Real Estate combined approximate 20% of the total loan portfolio.
The Company’s 10-K includes a breakout by loan category in Note 4 of the Notes to Consolidated Financial Statements.
2.	Please revise to provide a comprehensive discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Also, disclose if you have underwritten any hybrid loans, such as payment option ARM’s, and/or sub-prime loans, including how you define that term.

The following paragraphs were added to the “Introduction” of the MD&A of the June 10-Q to further discuss the Bank’s underwriting policies and procedures for each of the major loan categories and a similar disclosure will be included as an amendment to the Company’s 2009 10-K.
The Bank’s underwriting policies exercised through established procedures facilitates operating in a safe and sound manner in accordance with supervisory and regulatory guidance. Within this sphere of safety and soundness, the Bank’s practice has been not to promote innovative, unproven credit products which will not be in the best interest of the Bank or its customers. The Bank does offer a hybrid loan. Hybrid loans are loans that start out as a fixed rate mortgage but after a set number of years they automatically adjust to an adjustable rate mortgage. The Bank offers a three year fixed rate mortgage after which the interest rate will adjust annually. The majority of the Bank’s adjustable rate mortgages are of this type. In order to offer longer term fixed rate mortgages, the Bank does participate in the Freddie Mac, Farmer Mac and Small Business Lending programs. The Bank does also retain the servicing on these partially or 100% sold loans. In order for the customer to participate in these programs they must meet the requirements established by these agencies.
Additional clarification for the 2009 10-K:
In general, the first underwriting criteria to be reviewed is the cash flow of the borrower and co-signer and their ability to repay. This may entail reviewing cash flow statements and/or credit scores. A secondary source of repayment may be any collateral value. Loan to value ratios are used to limit risk from this secondary source of repayment. Other secondary sources may include guarantors whose financial strength would be reviewed.
The Bank offers a three year fixed rate mortgage after which the interest rate will adjust annually to its residential customers. The majority of the Bank’s adjustable rate mortgages are of this type. The Bank also offers Commercial customers a hybrid loan similar to the consumer product, however, the fixed rate term may vary from one to five years and the adjustment period after may also vary. The difference in the term is determined by the customer’s needs and the Bank’s analysis of the acceptable amount of interest rate risk exposure it may have.
The Bank does not fund sub-prime loans. Sub-prime loans are characterized as a lending program or strategy that target borrowers who pose a significantly higher risk of default than traditional retail banking customers.
Following are the characteristics and underwriting criteria for each major type of loan the Bank offers:
Commercial Real Estate —Construction, purchase, and refinance of real estate of a business nature. Risks include loan amount in relation to construction delays and overruns, vacancies, collateral value subject to market value fluctuations, interest rate, market demands, borrower’s ability to repay in orderly fashion, and others.
Agricultural Real Estate — Purchase of farm real estate or for permanent improvements to the farm real estate. Cash flow from the farm operation is the repayment source and is therefore subject to the financial success of the farm operation.

Consumer Real Estate — Purchase, refinance, or equity financing of one to four family owner occupied dwelling. Success in repayment is subject to borrower’s income, debt level, character in fulfilling payment obligations, employment, and others.
Commercial/Industrial — Loans to proprietorships, partnerships, or corporations to provide temporary working capital and seasonal loans as well as acquisition of capital assets such as plant and equipment. Risks include adequacy of cash flow, reasonableness of profit projections, financial leverage, economic trends, management ability, and others.
Agricultural — Loans for the production and housing of crops, fruits, vegetables, and livestock or to fund the purchase or re-finance of capital assets such as machinery and equipment, and livestock. The production of crops and livestock is especially vulnerable to commodity prices and weather.
Consumer — Funding for individual and family purposes. Success in repayment is subject to borrower’s income, debt level, character in fulfilling payment obligations, employment, and others.
Industrial Development Bonds — Funds for public improvements in the Bank’s service area. Repayment ability is based on the continuance of the taxation revenue as the source of repayment.
Additional clarification for the 2009 10-K:
Under agricultural: The vulnerability to commodity prices is offset by the farmers ability to hedge their position by using future contracts. The risk related to weather is often mitigated by requiring federal crop insurance.
Under commercial/commercial real estate: The Bank does employ stress testing on higher balance loans to mitigate risk by ensuring the customer’s ability to repay in a changing rate environment before granting loan approval.
All loan requests are reviewed as to credit worthiness and are subject to the Bank’s underwriting guidelines as to secured versus unsecured credit. Secured loans are in turn subject to loan to value (LTV) requirements based on collateral types as set forth in the Bank’s Loan Policy. In addition, credit scores of principal borrowers are reviewed and an approved exception from an additional officer is required should a credit score be lower than what is acceptable under the Bank’s Loan Policy.
3.	Please specifically clarify whether you have made any modifications to loans as a result of borrower difficulty or whether you account for any loans as troubled debt restructurings. If you have made modifications to loans that you do not consider troubled debt restructurings, such as extensions or interest rate reductions, please tell us your basis for concluding that such loans are not troubled debt restructurings.
Modifications granted are typically for seasonality issues where cash flow is decreased. The time period involved is generally quite short in relation to the loan term, for example, this may be interest only payments for 90 days. We consider this treatment of interest only payments for a short time as an insignificant delay in payment; consequently, we do not consider these occurrence as troubled debt restructurings. Interest rate modification to reflect a decrease in market interest rates or maintain a relationship with the debtor, where the debtor is not experiencing financial difficulty and can obtain funding from other sources, is not considered a troubled debt restructuring under FASB 15. The Bank has not used modifications to non-standard rates and terms to make a borrower cash flow their debt as a workout option. The Bank is occasionally ordered by the courts to give terms to a borrower that are better than what the Bank would like for the risk associated with that credit but not below or beyond rates and terms available for better credits in our market. Therefore, the Bank has not done any modifications that it would classify as “troubled debt restructurings.”

4.	Please revise to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.
The following sentences were added to the “Material Changes in Results of Operations” of the MD&A of the June 10-Q, and a similar disclosure will be included as an amendment to the Company’s 2009 10-K.
To determine observable market price, collateral asset values securing an impaired loan are periodically evaluated. Maximum time of re-evaluation is every 12 months for chattels and titled vehicles and every two years for real estate. In this process, third party evaluations are obtained and heavily relied upon. Until such time that updated appraisals are received, the Bank may discount the collateral value used.
Additional lines to be added to the Company’s 2009 10-K:
Updated appraisals are required on all collateral dependent loans once they are deemed impaired. The Bank may also require an updated appraisal of a watch list loan which the Bank monitors under their loan policy. On a quarterly basis, Bank management reviews properties supporting asset dependent loans to consider market events indicating a change in value has occurred.
The majority of the Bank’s loans are made in market by lenders that live and work in the market. Thus, their evaluation of the independent valuation are also valuable and serve as a double check.
Nature of Activities, page 3
5.	Please revise to disclose a quantification of the cost incurred as a result of your participation in the expanded FDIC limits and the Temporary Liquidity Guarantee Program.
The Company did not disclose the cost of the Temporary Liquidity Guarantee Program in the 2009 10-K as it was not material, accounting for less than $3 thousand of the total $1.3 million of FDIC expense for 2009. Therefore it was stated that “We believe the cost for this coverage is offset by the benefit to our depositors.” We did, however, want our customers to know the additional coverage was available to them.

The June 10-Q statement was changed to include the following statement in the “Introduction” section of the MD&A, and a similar disclosure will be included as an amendment to the Company’s 2009 10-K:
The material cost of FDIC is the assessments for the base program and not TAG.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 17
6.	Please revise to disclose the following related to all of your critical accounting estimates and provide quantitative information to the extent possible:
a.	How you selected the particular assumptions used in each model. For example, discuss in greater detail how you determined the prepayment rates used to assess fair value for your mortgage servicing rights, or how you determined the appropriate number of years over which to amortize the asset

b.	How accurate these estimates and assumptions have been in the past

c.	How much these estimates and assumptions have changed in the past
Refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The following paragraph was added to the Critical Accounting Policies Section of the June 10-Q:
Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest expense in proportion to, and over the period of, the estimated future servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to the amortized cost. Impairment is deter- mined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum. Fees received for servicing loans owned by investors are based on a percent- age of the outstanding monthly principal balance of such loans and are included in operating income as loan payments are received. Costs of servicing loans are charged to expense as incurred. The Bank utilizes a third party vendor to estimate the fair value of their mortgage servicing rights which utilizes national prepayment speeds in its calculations.
The following paragraph will be included as an amendment to the Company’s 2009 10-K:
The Company’s mortgage servicing rights relating to loans serviced for others represent an asset of the Company. This asset is initially capitalized and included in other assets on the Company’s consolidated balance sheet. The mortgage servicing rights are then amortized against noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage servicing rights. There are a number of factors, however, that can affect the ultimate value of the mortgage servicing rights to the Company, including the estimated prepayment speed of the loan and the discount rate used to present value the servicing right. For example, if the mortgage loan is prepaid, the Company will receive fewer servicing fees, meaning that the present value of the mortgage servicing rights is less than the carrying value of those rights on the Company’s balance sheet. Therefore, in an attempt to reflect an accurate expected value to the Company of the mortgage servicing rights, the Company receives a valuation of its mortgage servicing rights from an independent third party. The independent third party’s valuation of the mortgage servicing rights is based on relevant characteristics of the Company’s loan servicing portfolio, such as loan terms, interest rates and recent national prepayment experience, as well as current national market interest rate levels, market forecasts and other economic conditions. Management, with the advice from its third party valuation firm, review the assumptions related to prepayment speeds, discount rates, and capitalized mortgage servicing income on a quarterly basis. Changes are reflected in the following quarter’s analysis related to the mortgage servicing asset. In addition, based upon the independent third party’s valuation of the Company’s mortgage servicing rights, management then establishes a valuation allowance by each strata, if necessary, to quantify the likely impairment of the value of the mortgage servicing rights to the Company. The estimates of prepayment speeds and discount rates are inherently uncertain, and different estimates could have a material impact on the Company’s net income and results of operations. The valuation allowance is evaluated and adjusted quarterly by management to reflect changes in the fair value of the underlying mortgage servicing rights based on market conditions. The accuracy of these estimates and assumptions by management and its third party can be directly tied back to the fact that management has not been required to record a valuation allowance through its income statement based upon the valuation of each stratum of serving rights.
Please refer to the response to Question 8 for further detail added to the June 10-Q concerning mortgage servicing rights.
2009 in Review, page 18
7.	Reference is made to the third paragraph. In future reports, please list the three qualifications or include a cross-reference with a page number to where they can be found.
The Company will include the three qualifications in future filings if mentioned in the MD&A or reference the listing specifically.
For the 2009 10-K, the following sentence will be added to discussion in paragraph three.
The three qualifications to be met each statement cycle are: 1.) the depositor agrees to receive their checking statement electronically, 2.) receive one deposit or make one payment electronically to the account, for example, utilize direct deposit, and 3.) use the debit card tied to the account a specific number of times each statement cycle.
Material Changes in Results of Operations, page 18
8.	In future reports, please discuss mortgage servicing rights in more detail. For example, disclose how the company generates revenue and income from mortgage servicing rights and note the dollar amount of mortgage servicing rights at the start and the end of each period discussed.
The following paragraph and table was added to the June 10-Q to further compare the impact of mortgage servicing rights during the periods presented. These were located under the “Non-interest Income” section of the Material Changes in Results of Operations. Similar disclosure will be included as an amendment to the Company’s 2009 10-K.
The impact of mortgage servicing rights, both income and expense is shown in the following table which reconciles the value of mortgage servicing rights which is an other asset on the balance sheet. The capitalization runs through non-interest income while the amortization thereof is included in non-interest expense.

(In Thousands)	June 30, 2010	June 30, 2009

Beginning Balance, January 1	$2,177	$1,962

Capitalized Additions	168	870

Amortizations	(196)	(681)

Valuation Allowance	0	0

Ending Balance, June 30	$2,149	$2,151

Securities, page 28
9.	In future reports, clarify whether the amounts presented are presented at market or at historical cost.
All of the Bank’s security portfolio is categorized as available for sale with the exception of stock and as such is recorded at market value. The Company has added the above statement to its June 10-Q in the “Liquidity and Capital Resources” section of the MD&A.
10.	In future reports, in tables like that on page 32, please consider including the dollar amount of nonperforming loans and the ratio of the allowance for loan losses to nonperforming loans.
The Company expanded the table to include the above referenced ratio and added it to its June 10-Q filing in the “Provision Expense” discussion under the Material Changes in Results of Operations section and was presented as below.

	Year-to-date	Year-to-date
	June 30, 2010	June 30, 2009
Loans	$546,051	$560,855

Daily average of outstanding loans	$557,266	$557,463

Allowance for Loan Losses-Jan 1	$6,008	$5,497
Loans Charged off:
Commercial Real Estate	—	—
Ag Real Estate	—	—
Consumer Real Estate	289	242
Commercial and Industrial	1,907	403
Agricultural	100	122
Consumer & other loans	154	183

	2,450	949

Loan Recoveries:
Commercial Real Estate	—	—
Ag Real Estate	—	—
Consumer Real Estate	17	4
Commercial and Industrial	261	11
Agricultural	2	0
Consumer & other loans	84	84

	364	100

Net Charge Offs	2,086	849
Provision for loan loss	3,675	1,737
Acquisition provision for loan loss	—	—

Allowance for Loan & Lease Losses	$7,597	$6,384
Allowance for Unfunded Loan Commitments & Letters of Credit	$230	$259

Total Allowance for Credit Losses	$7,827	$6,643

Ratio of net charge-offs to average Loans Outstanding	0.37%	0.15%
Ratio of ALLL to Nonperforming Loans*	61.54%	46.66%

*	Nonperforming loans are defined as all loans 90 days and over past due, including nonaccruals.
In addition, the dollar amounts of non-performing were presented in the following table of impaired loans in the same section of the June 10-Q.
The following table tracks the change in impaired loans and their valuation allowance along with nonaccrual balances as of yearend 2009 and the quarter ended June 30, 2010.

	(In Thousands)
	6/30/2010	12/31/2009
Impaired loans without a valuation allowance	$6,229	$10,804
Impaired loans with a valuation allowance	6,896	1,385

Total impaired loans	$13,125	$12,189

Valuation allowance related to impaired loans	$1,775	$353
Total non-accrual loans	$12,346	$14,054
Total loans past-due ninety days or more and still accruing	$—	$69
Average investment in impaired loans	$12,388	$13,643
The modification and inclusion thereof, of these tables, will be included in future filings, including but not limited to, the amendment to the Company’s 2009 10-K.
Loan Portfolio, page 29
11.	Revise the Loan Portfolio disclosure in future filings to provide a discussion of the following matters:
a.	the characteristics and underwriting criteria for each loan type

b.	the risks attaching to each type of loan and the risk relative to other types of lending

c.	the steps you take to reduce these risks, including, for example, limits on lending to one borrower
In response to item 11a, please see the addition to the June 10-Q included in the answer to Question #2. In addition to what was included from Question 2, the following paragraph was added to the June 10-Q, under the “Introduction” of MD&A, and a similar disclosure will be included as an amendment to the Company’s 2009 10-K.
Risks are mitigated through an adherence to Loan Policy with any exception being recorded and approved by Senior Management or committees comprised of Senior Management. Loan Policy defines parameters to essential underwriting guidelines such as loan-to-value ratio, cash flow and debt-to-income ratio, loan requirements and covenants, financial information tracking, collection practice and others. Limitation to any one borrower is defined by the Bank’s legal lending limits and is stated in policy. On a broader basis, the Bank restricts total aggregate funding in comparison to Bank capital to any one business or agricultural sector by an approved sector percentage to capital limitation.
12.	In future years, please include a discussion of your investment strategy and investment portfolio.

The Company will include further discussion of its investment portfolio including our investment strategy in the 2010 10-K.
The investment portfolio is first used mainly to provide overall liquidity for the Bank. It is also used to provide collateral for pledging to the Bank’s Ohio public depositors for amounts on deposit over the FDIC coverage, as required by the State of Ohio. It may also be used to pledge for additional borrowings from third parties. Investments are made with the above criteria in mind while still seeking a fair market value of return, and looking for maturities that fall within the projected overall strategy of the Bank and the possible need to fund growth.
Allowance for Credit Losses, page 27
13.	Item 304 of Regulation S-K requires registrants to discuss any known trends and uncertainties. In this regard, please revise to disclose the following related to your allowance for credit losses:
a.	Disclose any credit metrics you evaluate in connection with your determination of the allowance for your loan losses and discuss the trends in these metrics over time;

b.	Discuss the severity of the decline in collateral values securing your loans and discuss how this decline has impacted your level of estimated credit losses over time;

c.	Discuss levels of and trends in past due loans, both for those loans past due greater than 90 days and those past due less than 90 days and specifically disclose how this has caused your estimate of credit losses to change over time;

d.	Discuss the levels and trends in potential problem loans and how this trend has caused your estimate of credit losses to change over time;

e.	Discuss the specific economic factors considered in connection with your estimate of credit losses and discuss how these factors have changed over time and how they have impacted your estimate of credit losses.
The following paragraphs will be included as an amendment to the Company’s 2009 10-K to more fully explain the methodology of the ALLL along with discussion of the trends.
The Bank’s ALLL methodology captures trends in leading, current, and lagging indicators which will directly affect the Bank’s allocation amount. Trends in such leading indicators as delinquency, unemployment changes in the Bank’s service area, experience and ability of staff, regulatory trends, and credit concentrations are referenced. A current indicator such as the total watch list loan amount to Capital, and a lagging indicator such as the charge off amount are referenced as well. A matrix is formed by loan type from these indicators that is responsive in making ALLL adjustments.
The Bank experienced a less than 1% uptick in Special Mention and Substandard loans as compared to total loans outstanding in 2009 as compared to yearend December 31, 2008. As a group, the Special Mention and Substandard loans increased 16.8% or $5.4 million in comparing yearend balances December 31, 2009 to December 31, 2008. In response to this increase, the Bank’s ALLL to outstanding loans coverage percentage increased from .97% as of December 31, 2008 to 1.05% as of December 31, 2009.

The above indicators are reviewed quarterly. Some of the indicators are quantifiable and as such will automatically adjust the ALLL once calculated. These indicators include the ratio of past due loans to total loans, loans past due greater than 30 days, and watch list to capital ratios with the watch list made up of loans graded 5,6 or 7 on a 1 to 7 scale, 1 being the best rating. Both of these indicators caused the ALLL to increase during 2009. Other indicators use more subjective data to the extent possible to evaluate the potential for inherent losses in the Bank’s loan portfolio. For example, the economic indicator uses the unemployment statistics from the communities in our market area to help determine whether the ALLL should be adjusted. At the end of 2009, a slight improvement was noted in unemployment figures and several local firms were calling a small number of employees back from layoff. During 2009 however, both of these trends were in the opposite direction and as such the ALLL was strengthened. The current recalls do not begin to approximate the number of positions lost.
All aggregate commercial and agricultural credits include real estate loans of $250,000 and over are reviewed annually by both credit committees and the internal loan review to look for early signs of deterioration.
The following chart was added to the June 10-Q to show the breakout of our business focus and its correlation to the ALLL. The dollar amounts represent the allocation of the ALLL to each of the categories while the percentages represent the percentage of the loan categories to total loans.

	June 30, 2010		June 30, 2009
	Amount		Amount
	(000’s)%		(000’s)%
Balance at End of Period Applicable To:
Commercial Real Estate	$2,824	38.24	$1,559	37.85
Ag Real Estate	137	7.43	115	7.71
Consumer Real Estate	271	17.24	455	17.79
Commercial and Industrial	3,649	21.24	2,988	20.45
Agricultural	260	9.85	787	9.95
Consumer, Overdrafts and other loans	456	6.01	481	6.24
Unallocated	—		—

Allowance for Loan & Lease Losses	$7,597	100	$6,384	100
Off Balance Sheet Commitments	$230		$259

Total Allowance for Credit Losses	$7,827		$6,643

Liquidity, page 34
14.	Please revise to disclose the amount of open credit lines available to you.
The Company will revise the 2009 10-K to include the dollar amount of $27 million to its comment on the “Bank does have arrangements with correspondent Banks that can be utilized when necessary.”
The “Liquidity and Capital Resources” section of the June 2010 10-Q includes the following statement:
Liquidity remains high with the Bank also having access to $27 million of unsecured borrowings through correspondent banks and $47 million of unpledged securities which may be sold or used as collateral.
Future filings will include the dollar amount if availability of borrowings is mentioned. Also to be included will be the Bank’s ability to borrow in excess of an additional $40 million from the Federal Home Loan Bank of Cincinnati which would require pledging assets as collateral.
Directors and Executive Officers of the Registrant, page 69
Election of Directors and Information Concerning Directors and Officers, page 5 of proxy statement on Schedule 14A
Nominations for Members of the Board of Directors, page 10 of proxy statement on Schedule 14A
15.	In future filings, please revise the disclosure concerning the business background of each director to make explicit the specific experience, qualifications, and skills that led to the conclusion that the individual should serve as a director. Refer to Item 401(e) of Regulation S-K.
The Company will look to expand, where possible, the disclosure concerning qualifications of each director to serve in that capacity. The current disclosure did include work experience and individual qualifications while also indicating consideration is given to the make-up of the Board as a whole which may change over time. The Company’s goal is to have a diverse Board of Directors whose qualifications best align to provide expertise to the current operations and future strategic goals of the Company. The Company will revisit Item 401(e) of Regulation S-K when preparing next year’s proxy statement.
Executive Compensation, page 70
Compensation Discussion and Analysis, page 21 of proxy statement on Schedule 14A
16.	It is not clear whether the compensation committee used benchmarking in 2009 to set its salaries for the named executive officers. If so, please identify in future filings the component companies that made up the compensations peer group and the basis for selecting the peer group. In addition, describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges. Also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulations S-K Compliance and Disclosure Interpretation 118.05.
The Company did not use benchmarking in 2009 to set its salaries for the named executive officers and will clarify that in the next proxy filing. The Company does look at peers similar in size, geographic locations, publicly held and performance as one piece of information to aid in determining compensation levels. The Company also looks at their performance to overall peers, such as information provided in the Uniform Bank Performance Reports (UBPR) provided by the FDIC. The Company will refer to Item 402 (b)(2)(xiv) of Regulation S-K and will also review the Compliance and Disclosure Interpretation 118.05.

17.	In the discussion of incentive cash compensation, please revise this discussion in future filings to provide a fuller discussion of the “second criterion” of earnings per share, comparable to the discussion in the previous paragraph concerning ROA targets.
The Company will expand the discussion of the earnings per share incentive as the second piece of the incentive cash compensation package for our executive officers in next year’s proxy.
Consolidated Financial Statements
Note 1 — Summary of Significant Accounting Policies
Allowance for Loan Losses, page 47
18.	Please revise to disclose your specific charge-off policy for collateral dependent loans. Disclose how you define a confirmed loss for charge-off purposes and describe how your charge-off policy on these loans impacts your general reserve calculation.

Collateral dependent loans have been recognized through the impairment process according to FASB 114 and may be in a status of collateral liquidation. As such, any calculated deficiency in collateral coverage, using a discounted market value, in comparison to the outstanding principal balance of the credit is considered a confirmed loss and is charged off. This charge off amount decreases the allowance for loan losses by an equal amount. One of the quarterly qualitative calculations used in the general allocation portion of the ALLL factors in the fluctuation of the level of delinquencies and charge-offs. The resulting fluctuation automatically adjusts to existing numbers within the general section of ALLL; if the trend is increasing so does the reserve allocation. The following sentences were added to the June 10-Q under “MATERIAL CHANGES IN RESULTS OF OPERATIONS” “Provision Expense” to aid in disclosing the charge-off process and similar disclosures will be included as an amendment to the Company’s 2009 10-K. In specific response to this question, the second paragraph deals with impaired loans which are being measured for impairment based on collateral values. In addition to the reliance on third party evaluations, the lender and the Bank’s asset recovery department monitor the condition of the collateral on a regular basis for any significant changes that would impact its value.

At 120 days delinquent, secured consumer loans are charged down to the value of the collateral, if repossession of the collateral is assured and/or in the process of repossession. Consumer mortgage loan deficiencies are charged down upon the sale of the collateral or sooner upon the recognition of collateral deficiency.

For the majority of the Bank’s impaired loans, the Bank will apply the observable market price methodology. However, the Bank may also utilize a measurement incorporating the present value of expected future cash flows discounted at the loan’s effective rate of interest. To determine observable market price, collateral asset values securing an impaired loan are periodically evaluated. Maximum time of re-evaluation is every 12 months for chattels and titled vehicles and every two years for real estate. In this process, third party evaluations are obtained and heavily relied upon. Until such time that updated appraisals are received, the Bank may discount the collateral value used.
Loans Held For Sale, page 47
19.	Please clarify whether you have loans held for sale at each reporting period end. If so, please tell us where these loans are recorded on your balance sheet. Your disclosures on page 18 indicate that over $1 million of the gain in non-interest income was due to the revenue generated from mortgage loan activity through establishing mortgage servicing rights and gain on the sale of loans into the secondary market. Therefore, it appears from your disclosures that you may originate mortgage loans primarily for resale. Please tell us where the cash flows related to these loans are classified in your Statement of Cash Flows. If you classify these cash flows as investing activities, please tell us how you concluded this was appropriate in light of the guidance in ASC 230-10-45-21.
The Bank does indeed sell loans into the secondary market primarily through Freddie Mac. The loans are sold on an individual basis and not bundled together. Each loan is committed to Freddie Mac before it is processed and is held by the Bank for less than a week. This program enables the Bank to offer its customers a long term fixed rate loan. It is not the intention of the Bank to hold long term fixed rate mortgages in their loan portfolio. The balance of the loans held for sale is immaterial in comparison to the total loan portfolio. The balance at the end of June 2010 was $433 thousand in loans held for sale of a $538 million total loan portfolio. The balance in loans held for sale in June 2010 was the highest balance of each quarter end over the last year.
The cash flow of these sales was not separately disclosed on the cash flow statement. The June 2010 10-Q now includes the three line items related to this activity in the “Cash Provided by Operating Activities” portion of the Cash Flow Statement as follows:

	Six Months Ended
	June 30, 2010	June 30, 2009
Gain on sale of loans held for sale	(493)	(942)
Originations of loans held for sale	(19,275)	(88,786)
Proceeds from sale of loans held for sale	19,218	88,955
These line items will be in all Cash Flow Statements going forward. The difference in the balance of the loans held for sale was previously included in the net increase or decrease for loans.
Note 4 — Loans, page 52
20.	Please revise to disclose why the majority of your impaired loans do not require an allowance. Disclose the reasons why these loans met the criteria to be classified as impaired but are still fully collectible. Clarify how the specific allocation is determined and how you consider declines in real estate values in your determination of the specific allocation for these loans.

The allocation for impaired loans is determined in accordance with the ‘Measurement of Impairment” section in FASB 114. The Bank applies the observable market price of the collateral securing the asset, reduced by applying a discount for estimated costs of collateral liquidation. In some instances where the discounted market value is less than the loan amount, a specific impairment allocation is assigned, which may be reduced or eliminated by the write down of the credit’s active principal outstanding balance.
Impaired loans are determined by the “Recognition of Impairment” section in FASB 114. This guidance is applied to the commercial, agricultural, and mortgage portfolios. The following discussion will be added as an amendment to Note 4 to the Consolidated Financial Statements in the 2009 10-K to address this concern:
For the majority of the Bank’s impaired loans, the Bank will apply the observable market price methodology, but reserves the right to use a measurement of impairment based on the present value of expected future cash flows discounted at the loan’s effective rate of interest as an acceptable alternative method as permitted under FASB 114. As of yearend, the majority of the Bank’s impaired loans had adequate collateral coverage so that an allocation was not warranted.
In determination of observable market price, collateral asset values securing an impaired loan are periodically evaluated. Maximum time of reevaluation is every 12 months for chattels and titled vehicles and every two years for real estate. In this process, third party evaluations are obtained or heavily relied upon.
Note 16. Fair Value of Financial Instruments
Fair Value Measurements, page 62
21.	Please revise to provide a more specific disclosure of the model and inputs used to measure fair value for both your recurring and non-recurring fair value measurements.
The following paragraphs will be included as an amendment to the Company’s 2009 10-K:
Available-for-sale securities. When quoted prices are available in an active market, securities are valued using the quoted price and are classified as Level 1. The quoted prices are not adjusted.
Available-for-sale securities classified as Level 2 are valued using the prices obtained from an independent pricing service. The prices are not adjusted. The independent pricing service uses industry standard models to price U.S. Government agencies and mortgage backed securities that consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Securities of obligations of state and political subdivisions are valued using a type of matrix, or grid, pricing in which securities are benchmarked against the treasury rate based on credit rating. Substantially all assumptions used by the independent pricing service are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace.
The following table and discussion was added to the section of the June 10-Q captioned “FAIR VALUE OF FINANCIAL INSTRUMENTS-”, and similar disclosures will be included as an amendment to the Company’s 2009 10-K:
The Company also has assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis. At June 30, 2010, such assets consist primarily of impaired loans and other real estate. The Company has established the fair values of these assets using Level 3 inputs, each individually described below.
Impaired loans accounted for under FAS 114 categorized as Level 3 assets consist of non-homogeneous loans that are considered impaired. The Company estimates the fair value of the loans based on the present value of expected future cash flows using management’s best estimate of key assumptions. These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals.)
Other real estate is reported at either the fair value of the real estate minus the estimated costs to sell the asset or the cost of the asset. The determination of fair value of the real estate relies primarily on appraisals from third parties. If the fair value of the real estate, minus the estimated costs to sell the asset, is less than the asset’s cost, the deficiency is recognized as a valuation allowance against the asset through a charge to expense.

		Assets Measured at Fair Value on a Nonrecurring Basis at
		June 30, 2010
		Quoted Prices in
		Active	Significant		Change in
		Markets for	Observable	Significant	fair value for
	Balance at	Identical	Inputs	Unobservable Inputs	six-month period
($ in Thousands)	6/30/2010	Assets (Level 1)	(Level 2)	(Level 3)	ended June 30, 2010
Impaired loans	$13,125			$13,125	$1,422
Other real estate owned — residential mortgages	$1,339			$1,339	$—
Other real estate owned commercial	$295			$295	$—

Total change in fair value					$1,422

		Assets Measured at Fair Value on a Nonrecurring Basis
		at June 30, 2009
		Quoted Prices in
		Active	Significant		Change in
		Markets for	Observable	Significant	fair value for
	Balance at	Identical	Inputs	Unobservable Inputs	six-month period
($ in Thousands)	6/30/2009	Assets (Level 1)	(Level 2)	(Level 3)	ended June 30, 2009
Impaired loans	$12,885			$12,885	$705
Other real estate owned — residential mortgages	$856			$856	$—
Other real estate owned commercial	$435			$435	$—

Total change in fair value					$705

22.	Please revise to disclose the information related to non-recurring fair value measurements in a tabular format. We note your disclosure that the assets subject to nonrecurring fair value measurements consist primarily of loans but also include additional disclosure related to the methodology for valuing other real estate owned. Please clarify whether any of your real estate owned was subject to non-recurring fair value measurements during the reported period. If so, please revise to provide the tabular disclosures required by ASC 820-10-50-5.
Please see the response to Question #21 — table included.
23.	Please clarify specifically whether you use a discounted cash flow measurement to evaluate loans for impairment that are subject to ASC 310-10-35-22 or whether you use the market price or collateral value to measure impairment. If you use the discounted cash flow methodology to measure the amount of impairment, please remove these loans from your fair value disclosures as the discount rate used in the discounted cash flow impairment model prescribed by ASC 310-10-35-22 is the contractual rate of the loan and not necessarily a market rate.
All impaired loans during the time period reviewed were utilizing the collateral value to measure impairment. The Bank does however state that it may use the discounted cash flow measurement when applicable. The Bank will make sure to remove any loans using the discounted cash flow measurement from inclusion in the fair value disclosures.
Form 10-Q for the quarter ended March 31, 2010
General

24.	Please revise to address the above comments in your Form 10-Q, as applicable.
The Company has addressed the applicable in the June 10-Q and has been advised by staff at the Commission that no amendments to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010 will be required.
Notes to Condensed Consolidated Unaudited Financial Statements
General
25.	Please revise to disclose the amortized cost basis, gross unrealized gains, gross unrealized losses and fair value of your investment securities by major security type. Please also disclose maturity information related to those securities. Refer to ASC 320-10-50-2.
The disclosures have been included in the June 10-Q.
The following discussion and tables relate to March 2010. As noted above, the Company has been advised by staff at the Commission that no amendments to Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010 will be required.
All of the Bank’s investment portfolio, with the exception of stock which is held at book, is categorized as available for sale and is therefore recorded at market value. The following table shows the breakout of comprehensive income by type of security whether including an unrealized gain or an unrealized loss.

	(In Thousands)
	March 31 2010
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

Available-for-Sale:

U.S. Treasury	$17,879	$—	$61	$17,818

U.S. Government agency	108,829	1,054	136	109,747

Mortgage-backed securities	31,485	1,581	1	33,065
State and local governments	60,981	1,104	200	61,884

	$219,174	$3,739	$398	$222,514

The following table shows the maturity schedule of the securities portfolio as of March 31, 2010 and indicates the majority of the securities will mature with the next five years. Longer term maturities are typically municipal securities.

	(In Thousands)
	Amortized
March 31, 2010	Cost	Fair Value

One year or less	$13,330	$13,523

After one year through five years	111,521	111,935

After five years through ten years	44,034	45,064

After ten years	18,804	18,927

Subtotal	$187,689	$189,449

Mortgage Backed Securities	31,485	33,065

Total	$219,174	$222,514

26.	Please revise to disclose the aggregate related fair value of investments with unrealized losses and the aggregate amount of unrealized losses for those securities in an unrealized loss position. These disclosures should be segregated by those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer. Provide additional narrative discussion regarding the factors considered in determining that your unrealized losses are not other than temporary. Refer to ASC 320-10-50-6 and ASC 320-10-50-7.
Discussion was included in the June 10-Q in the section of the MD&A captioned “Liquidity and Capital Resources”. The following discussion relates to March 2010.
Investment securities will at times depreciate to an unrealized loss position. The Bank utilizes the following criteria to assess whether or not an impaired security is other than temporary.
No one item by itself will necessarily signal that a security should be recognized as other than temporary impairment.
1. The fair value of the security has significantly declined from book value.
2. A down grade has occurred that lowers the credit rating to below investment grade (below Baa3 by Moody and BBB- by Standard and Poors).
3. Dividends have been reduced or eliminated or scheduled interest payments have not been made.
4. The underwater security has longer than 10 years to maturity and the loss position had existed for more than 3 years.
5. Management does not possess both the intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.
If the impairment is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value, thereby establishing a new cost basis. The amount of the write down shall be included in earnings as a realized loss. The new cost basis shall not be changed for subsequent recoveries in fair value. The recovery in fair value shall be recognized in earnings when the security is sold. The first table is presented by category of security and length of time in a continuous loss position. The Bank currently does not hold any securities with other than temporary impairment.

	March 31,
	2010
	(In Thousands) Less Than Twelve Months
			(In Thousands)
			Twelve Months & Over
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
U.S. Treasury	$60	$17,818	$—	$—
U.S. Government agency	137	35,315	—	—
Mortgage-backed securities	1	780	—	—
State and local governments	200	18,037	—	—
27.	Please revise to disclose the following information for each period for which you present an income statement:
a.	The proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales that have been included in earnings.

b.	The method used to determine the cost of security sold or the amount reclassified out of accumulated other comprehensive income into earnings.

c.	The amount of the net unrealized holding gain or loss on available-for-sale securities for the period that has been included in accumulated other comprehensive income and the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings for the period.

Refer to ASC 320-10-50-9

Additional disclosures were included in the June 10-Q under the section of the MD&A captioned “MATERIAL CHANGES IN RESULTS OF OPERATIONS” — “Non-Interest Income:” Following are the disclosures related to March 2010:

The movement of income from comprehensive income to realized gain on sale of securities is disclosed in the table to follow. Since the Bank classifies its entire investment portfolio, with the exception of stock, as available for sale, the majority of any gain/loss on the sale is a direct shift of funds from unrealized gain to realized gain. Since the purchase of additional or replacement securities occur at the same time, those new securities immediately impact the other comprehensive income. Also impacting the comprehensive income is the movement of the market rates in general and its impact on the overall portfolio.

(In Thousands)
March 31, 2010
Net Unrealized gain (loss) on available-for-sale securities	$(209)
Reclassification adjustment for gain on sale of available-for-sale securities	$(259)

Net unrealized gains	$(468)

Tax Effect	$(159)

Other comprehensive income (expense)	$(309)

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policy and Estimates, page 5
28.	We note your disclosure that the valuation of your post retirement benefit liability is an addition to the accounting policies you consider critical. Please revise this disclosure to provide an enhanced discussion of the models and assumptions used to value this liability. Please also revise to disclose the following related to all and provide quantitative information to the extent possible:
a.	How you selected the particular assumptions used in each model. For example, discuss in greater detail how you determined the prepayment rates used to assess fair value for your mortgage servicing rights, or how you determined the appropriate number of years over which to amortize the asset.

b.	How accurate these estimates and assumptions have been in the past

c.	How much these estimates and assumptions have changed in the past
Refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As discussed with staff at the Commission, the valuation of the post retirement benefit liability is not considered a critical accounting policy, in part due to immateriality. This has been removed from the Critical Accounting Policy discussion in the June 10-Q.

In response to the mortgage servicing rights, please refer to the response for Question #6.
Fair Value of Financial Instruments, page 5
29.	Please revise to include the disclosures related to your fair value measurements in the notes to the unaudited consolidated financial statements.

Please see the response to Questions #21 — 23 for a discussion of the additional disclosures which have been added to the fair value discussion in the June 10-Q.
30.	We note in your tabular disclosure on page 8 that you report certain of your available for sale securities as level one measurements as of December 31, 2009. Please revise to disclose why this disclosure differs from your presentation in Note 16 in your Consolidated Financial Statements included in your December 31, 2009 Form 10-K. Please revise either your March 31, 2010 Form 10-Q or your December 31, 2009 Form 10-K as applicable and tell us how you determined that this error did not cause you to restate your December 31, 2009 financial statements.
The Company and Bank file other regulatory filings, such as the FRY9-C, which the Company files with the Federal Reserve System and the Report of Condition and Income or “Call Report”, which the Bank files with the FDIC, each of which also require the levels of fair value reporting be disclosed. In all such other filings as of December 31, 2009 the disclosure concerning the classification of securities in level 1 included US Treasury and Agency securities. The 10-K inadvertently presented all securities in level 2 as it was in 2008. The classification of securities has been discussed throughout the banking industry with varying differences in opinion as to where the US Treasury and Agencies should be placed. During the turbulent stock market activity of 2008, it was prudent to classify all as level two. However, with the experience the Bank has had in its ability to get pricing on a daily basis from two independent sources and its pricing matching the quotes when securities from these portfolios were actually sold, the Bank had determined that these securities should be classified as Level 1. When this discrepancy was identified, the determination was made not to amend the financial statements given the nature of the disclosure.
Material Changes in Results of Operations, page 10
Interest Income, page 10
31.	Considering the material sales of investment securities, the additional features added to your variable rate loans, adjustments to the Farmer Mac portfolio and your efforts to add spread to the margin on your variable rate loans, coupled with the decline in interest cost on long term deposits and material increases to your long term borrowings, please revise to include the average balance and yield and rate/volume disclosures set forth in Item I of Industry Guide 3.
Tables were added to show the change in interest yields on assets and liabilities and placed within the discussion of interest income and expense of the MD&A of the June 10-Q. Following are the similar tables of March 31, 2010:

	3/31/2010
	(In Thousands)
	Average			3/31/2009
	Balance	Interest	Yield/Rate	Yield/Rate

Interest Earning Assets:
Loans (1)	$561,650	$8,482	6.07%	2.16%

Taxable investment securities	156,152	1,310	3.36%	0.00%

Tax-exempt investment securities	58,205	523	5.45%	0.02%

Fed funds sold & Interest bearing deposits	28,943	10	0.14%	0.01%

Total Interest Earning Assets	$804,950	$10,325	5.29%	1.78%

Change in March 31, 2010 Interest Income (In Thousands) Compared to March 31, 2009

	$ Change	Volume	Rate
Loans (1)	$48	$41	$7

Taxable investment securities	(245)	127	(372)

Tax-exempt investment securities	146	236	(90)

Fed funds sold & Interest bearing deposits	—	5	(5)

Total Interest Earning Assets	$(51)	$409	$(460)

	3/31/2010
	(In Thousands)
	Average			3/31/2009
	Balance	Interest	Yield/Rate	Yield/Rate

Interest Bearing Liabilities:
Savings deposits	$286,646	$483	0.67%	0.69%
Other time deposits	19,362	1,973	2.47%	3.16%
Other borrowed money	39,075	575	5.89%	5.68%
Federal funds purchased and securities sold under agreement to repurchase	3,679	68	0.62%	1.11%

Total Interest Bearing Liabilities	$688,762	$3,099	1.80%	2.23%

Change in March 31, 2010 Interest Expense (In Thousands) Compared to March 31, 2009

	$ Change	Volume	Rate
Savings deposits	$39	$51	$(12)
Other time deposits	(460)	69	(529)
Other borrowed money	(73)	(96)	23
Federal funds purchased and securities sold under agreement to repurchase	(59)	(4)	(55)

Total Interest Bearing Liabilities	$(553)	$20	$(573)

Provision Expenses, page 11
32.	Given the material increase in your loan loss provision and the material increases in your specific reserves related to the two commercial loans as disclosed on page 11, please revise to provide disclosures set forth in Items III and IV of Industry Guide 3.
The following tables were added to the June 10-Q to further show the change in impaired loans and corresponding valuation allowances, what portfolios the charge-off activity is being generated from and the make-up of the ALLL by loan category. Following are the similar tables as of March 31, 2010:

( In Thousands)	3/31/2010	12/31/09

Impaired loans without a valuation allowance	$7,272	$10,804
Impaired loans with a valuation allowance	6,170	1,385

Total impaired loans	$13,442	$12,189

Valuation allowance related to impaired loans	$2,255	$353
Total non-accrual loans	$15,294	$14,054
Total loans past-due ninety days or more and still accruing	$180	$69
Average investment in impaired loans	$12,971	$13,643

	March-2010		March-2009
	Amount		Amount
	(000’s)%		(000’s)%

Balance at End of Period Applicable To:
Commercial Real Estate	$2,638	38.1	$1,752	37.0

Ag Real Estate	109	7.3	72	8.1

Consumer Real Estate	466	17.2	439	18.7

Commercial and Industrial	3,569	21.4	2,547	20.1

Agricultural	288	10.0	703	9.6
Consumer, Overdrafts and other loans	401	6.1	419	6.5

Unallocated	—		—

Allowance for Loan & Lease Losses	$7,471	100	$5,931	100
Off Balance Sheet Commitments	$221		$203

Total Allowance for Credit Losses	$7,692		$6,135

	(In Thousands)
	March 31 2010	March 31 2009

Loans	$556,348	$555,710

Daily average of outstanding loans	$561,650	$558,968

Allowance for Loan Losses-Jan 1	$6,008	$5,497
Loans Charged off:
Commercial Real Estate	—	—
Ag Real Estate	—	—
Consumer Real Estate	36	163
Commercial and Industrial	49	—
Agricultural	100	—
Consumer & other loans	81	109

	266	272

Loan Recoveries:
Commercial Real Estate	—	—
Ag Real Estate	—	—
Consumer Real Estate	2	2
Commercial and Industrial	2	3
Agricultural	1	—
Consumer & other loans	34	44

	39	48

Net Charge Offs	227	224
Provision for loan loss	1,690	659
Acquisition provision for loan loss	—	—

Allowance for Loan & Lease Losses — Mar 31	$7,471	$5,932
Allowance for Unfunded Loan Commitments & Letters of Credit Mar 31	$221	$203

Total Allowance for Credit Losses — Mar 31	$7,692	$6,135

Ratio of net charge-offs to average
Loans outstanding	0.04%	0.04%

Ratio of the Allowance for Loan Loss to
Nonperforming Loans	48.85%	38.36%

*	Nonperforming loans are defined as all loans on nonaccrual, plus any loans past due 90 days not on nonaccrual.
33.	Please disclose the dollar amount of nonperforming loans at the start and end of the period, and discuss and analyze reasons for any changes and discuss any trends perceived by management.
The 2010 June 10-Q included more discussion on trends and the added tables showed the balances in non-performing loans and the definition thereof. The following table combines that information to respond to this question.

Nonperforming Loans
(In thousands)	March 31, 2010		June 30, 2010

Beginning Balance, Jan 1	$14,123	March 31	$15,294
Additions	$1,800		$639
Payments/Charge-offs	$(629)		$(3,390)

Ending Balance, March 31	$15,294	June 30	$12,543

Non-performing loans increased the first quarter of the year and decreased below year end 2009 balance as of June 30, 2010. The decrease was due to both payoffs received on existing loans and also from charge-off activity.
Delinquency percentage has trended downward since the beginning of 2010 from a high of 2.85% in January to a low of 1.97% as of the end of June 2010. These percentage numbers do not include nonaccrual loans which are not past due. This level of delinquency is due in part to an adherence to underwriting over the course of time, an improvement in the financial status of companies to which the Bank extends credit, continued financial stability in the agricultural loan portfolio, and the writing down uncollectable credits in a timely manner.
Perception of the near term trend remains downward as the Bank is aware of principal reduction with delinquent loans upon collection of proceeds from sales which is expected to be received in the first month of the third quarter 2010.
We believe that we considered and appropriately responded to all the staff’s comments. However, if you have questions regarding our responses, you may contact me at 419-446-2501.
Sincerely,

/s/ Barbara J. Britenriker
Chief Financial Officer
Farmers & Merchants Bancorp, Inc.